UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 29, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

OvaScience, Inc.

File No. 001-35890 - CF#30718

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OvaScience, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2014.

Based on representations by OvaScience, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12	through July 30, 2020
Exhibit 10.14	through November 14, 2020
Exhibit 10.15	through December 18, 2020
Exhibit 10.34	through December 18, 2020
Exhibit 10.35	through December 18, 2020
Exhibit 10.36	through December 18, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary